Exhibit 4.2

AMENDMENT NO. 1 TO
LIPMAN ELECTRONIC ENGINEERING LTD. 2004 SHARE OPTION PLAN

Pursuant to Section 14 of the 2004 Share Option Plan of Lipman Electronic Engineering Ltd. (the "Share Option Plan"), the Board of Directors hereby amends Section 3 of the Share Option Plan (the "Amendment") so that it reads in its entirety as follows:

"3. Stock Subject to the Plan. Subject to the provisions of Section 11 hereunder, the maximum aggregate number of Shares which may be subject to Option and sold under this Plan is 850,000 (eight hundred fifty thousand) Shares. Notwithstanding the foregoing, the maximum number of Shares that may be issued through Incentive Stock Options is 200,000 (two hundred thousand) Shares. The Shares may be authorized but unissued, or reacquired, Ordinary Shares.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan. However, Shares that have actually been issued under the Plan, upon exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under this Plan."

Except as expressly set forth in this Amendment, all other provisions of the Share Option Plan shall remain unchanged and in full force and effect.